SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Natural Resource Partners L.P.
(Name of Issuer) Common Units of Limited Partnership Interests
(Title of Class of Securities) 63900P 10 3
(CUSIP Number) Cline Resource and Development Company 3801 PGA Boulevard, Suite 903 Palm Beach Gardens, Florida 33410 Attn: Donald Holcomb Phone: 561-626-4999
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Gregory P. Patti, Jr., Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281
(212) 504-6000

January 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

110	NAME OF REPORTING PERSONS: Christopher Cline I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 4,902,410 Common Units
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 756,914 Common Units
EACH REPORTING	9	SOLE DISPOSITIVE POWER 4,902,410 Common Units
PERSON WITH	10	SHARED DISPOSITIVE POWER 756,914 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,659,324 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

110	NAME OF REPORTING PERSONS: Cline Resource and Development Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 55-0703311
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION West Virginia
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 756,914 Common Units
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 756,914 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 756,914 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO

110	NAME OF REPORTING PERSONS: Insight Resource, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 20-1796775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 756,914 Common Units
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 756,914 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 756,914 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

110	NAME OF REPORTING PERSONS: Cutlass Collieries LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 45-5184151
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 756,914 Common Units
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 756,914 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 756,914 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

Item 1.    Security and Issuer.

This schedule relates to the common units representing limited partner interests (the “Common Units”) of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership”), which has its principal executive offices at 601 Jefferson St., Suite 3600, Houston, Texas 77002.

Item 2. Identity and Background.

(a) — (c), (f). This statement is being filed jointly by: (i) Christopher Cline (“Cline”); (ii) Cline Resource and Development Company, a West Virginia corporation (“CRDC”); (iii) Insight Resource, LLC, a Nevada limited liability company (“Insight”); and (iv) Cutlass Collieries LLC, a Delaware limited liability company (“Cutlass” and, together with Cline, CRDC and Insight, the “Reporting Persons”).

As described in Item 3, immediately prior to the Cutlass Purchase (as defined below), Cline was the direct owner of record of 4,902,410 Common Units, which represented approximately 4.6% of the outstanding Common Units (percentage based on the denominator of 106,027,836 Common Units outstanding as set forth in the Partnership’s Quarterly Report on Form 10-Q filed on November 7, 2012).  Cline continued immediately after the Cutlass Purchase to be the direct owner of record of, and is deemed to have sole voting and dispositive control over, such 4,902,410 Common Units.

As described in Item 3, on January 23, 2013, pursuant to a Common Unit Purchase Agreement dated as of January 23, 2013, by and among the Partnership and the Purchasers named on Schedule A thereto, including Cutlass (the “Unit Purchase Agreement”), Cutlass acquired directly from the Partnership 756,914 Common Units for an aggregate purchase price of $15,000,000 (the “Cutlass Purchase”).  Accordingly, Cutlass is the direct owner of record of the 756,914 Common Units acquired pursuant to the Unit Purchase Agreement.  Insight is the managing member of Cutlass.  CRDC is the managing member of Insight and Cline is the sole shareholder and sole director of CRDC.  Accordingly, each of Cline, CRDC, Insight and Cutlass are deemed to share voting and dispositive control over the 756,914 Common Units held of record by Cutlass.

John Dickinson and Donald Holcomb are executive officers of CRDC (the “CRDC Officers”).  Cline and each of the CRDC Officers is a citizen and resident of the United States.

The Reporting Persons are principally engaged in the business of acquiring coal reserves and developing mines and mining infrastructure.  The address of the principal business and principal office of the Reporting Persons and the CRDC Officers is c/o Cline Resource and Development Company, 3801 PGA Boulevard, Suite 903, Palm Beach Gardens, Florida 33410.

(d) — (e). To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding was or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The responses to Item 2, Item 5 and Item 6 are incorporated herein by reference.

Immediately prior to the Cutlass Purchase, Cline was the owner of record of 4,902,410 Common Units and was and is deemed to have sole voting and dispositive control over such Common Units.  4,861,810 of such Common Units had been previously acquired and held of record by Adena Mineral, LLC (“Adena”), an entity controlled by Cline, and distributed to Cline in his individual capacity, in each case as described below, and 40,600 of such Common Units had been previously acquired by Cline in his individual capacity using personal funds in open market transactions on or about October 8, 2008.

Adena had obtained 13,470,072 Common Units and a portion of the Partnership’s incentive distribution rights in connection with the Partnership’s acquisition of certain assets from Foresight Reserves, L.P. (“Foresight”) and Adena pursuant to a contribution agreement dated as of December 14, 2006 (the “Contribution Agreement”) and a contribution agreement dated as of January 4, 2007 (the “Second Contribution Agreement”).  Foresight is the sole member of Adena and Insight is the general partner of Foresight.  CRDC is the managing member of Insight and Cline is the sole shareholder and sole director of CRDC.  The Contribution Agreement is included as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K, filed on December 15, 2006, and incorporated herein by reference and any description thereof is qualified in its entirety by reference thereto, and the Second Contribution Agreement is included as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K, filed on January 4, 2007, and incorporated herein by reference and any description thereof is qualified in its entirety by reference thereto.

On September 20, 2010 the Partnership exchanged all of the incentive distribution rights held by Adena for additional Common Units.  Immediately prior to October 2, 2012, Adena held a total of 16,646,072 Common Units.  On October 2, 2012, Adena effected an in-kind distribution of 6,049,155 Common Units to its direct owner, Foresight, and Foresight immediately thereafter effected an in-kind distribution of the 6,049,155 Common Units to its direct and indirect owners for no consideration, including the distribution of 1,980,156 Common Units to Cline for no additional consideration. On January 2, 2013, Adena effected an in-kind distribution of the remaining 10,596,917 Common Units to Foresight, and Foresight immediately thereafter effected an in-kind distribution of the 10,596,917 Common Units to its direct and indirect owners and certain of their affiliates, including the distribution of 2,881,654 Common Units to Cline for no additional consideration.  The Partnership has filed a Registration Statement on Form S-3, and related Prospectus Supplements, to register the potential resale of the Common Units by the recipients of the in-kind distributions effected by Adena, including Cline, Ikes Fork (as defined below) and Munsen (as defined below), which Registration Statement has been declared effective by the Securities and Exchange Commission.

On January 23, 2013, Cutlass purchased 756,914 Common Units from the Partnership pursuant to the Unit Purchase Agreement for an aggregate purchase price of approximately $15,000,000.  Each of Cline, CRDC, Insight and Cutlass are deemed to share voting and dispositive control over the Common Units held of record by Cutlass.  The source of the funds used to acquire the Common Units pursuant to the Unit Purchase Agreement was capital contributions provided to Cutlass by its members.

The Unit Purchase Agreement is included as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K, filed on January 25, 2013, and incorporated herein by reference, and any description thereof is qualified in its entirety by reference thereto.

Item 4.    Purpose of the Transaction

The responses to Item 2, Item 3 and Item 6 are incorporated herein by reference.

Except as described herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  All securities that may be deemed to be beneficially owned by the Reporting Persons are held by the Reporting Persons for investment purposes.  Each Reporting Person may acquire from time to time additional securities (including Common Units) of the Partnership in the open market or in privately negotiated transactions, by exchange offer or otherwise.  Each Reporting Person may, from time to time, retain or sell all or a portion of its securities of the Partnership in the open market, pursuant to a registered public offering or in privately negotiated transactions, including, by way of distribution of some or all of the securities to their partners or members, as applicable.  Any actions that any Reporting Person might undertake will be dependent upon such person’s review of numerous factors, including, among other things, the availability of securities of the Partnership (including Common Units) for purchase and the price levels of  such securities, trading prices of the Common Units, general market and economic conditions, ongoing evaluation of the Partnership’s business operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of management of the Partnership and other future developments.

Item 5.    Interest in Securities of Issuer.

(a)           Cutlass is the owner of record of 756,914 Common Units that were acquired by Cutlass pursuant to the Unit Purchase Agreement.  Insight is the managing member of Cutlass.  CRDC is the managing member of Insight, and Cline is the sole shareholder and sole director of CRDC.  Accordingly, each of Cline, CRDC, Insight and Cutlass are deemed to share voting and dispositive control over the 756,914 Common Units that were acquired pursuant to the Unit Purchase Agreement, which represent approximately 0.7% of the outstanding Common Units (percentage based on the denominator of 109,812,408 Common Units, calculated by adding (i) 106,027,836 Common Units outstanding as set forth in the Partnership’s Quarterly Report on Form 10-Q filed on November 7, 2012 and (ii) 3,784,572 Common Units issued on January 23, 2013 pursuant to the Unit Purchase Agreement).

In addition, Cline is the owner of record of 4,902,410 Common Units and is deemed to have sole voting and dispositive control over such Common Units, which represent approximately 4.5% of the outstanding Common Units (percentage based on the denominator of 109,812,408 Common Units, calculated by adding (i) 106,027,836 Common Units outstanding as set forth in the Partnership’s Quarterly Report on Form 10-Q filed on November 7, 2012 and (ii) 3,784,572 Common Units issued on January 23, 2013 pursuant to the Unit Purchase Agreement).  Thus, Cline is deemed to have direct and indirect beneficial ownership of 5,659,324 Common Units in the aggregate, which represent approximately 5.2% of the outstanding Common Units (percentage based on the denominator of 109,812,408 Common Units, calculated by adding (i) 106,027,836 Common Units outstanding as set forth in the Partnership’s Quarterly Report on Form 10-Q filed on November 7, 2012 and (ii) 3,784,572 Common Units issued on January 23, 2013 pursuant to the Unit Purchase Agreement).  See also the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

The Common Units reported in this Schedule 13D as beneficially owned by Cline do not include an aggregate of 4,875,484 Common Units that are owned of record by each of four trusts, in equal amounts, for the benefit of Cline’s children, the beneficial ownership of which is expressly disclaimed by the Reporting Persons.  The trustee of each of the trusts is Donald Holcomb, who may be deemed to beneficially own the Common Units held by the trusts, and who is a CRDC Officer.  In addition, Mr. Holcomb is the manager of Ikes Fork, LLC (“Ikes Fork”), which is the owner of record of 112,564 Common Units, which may be deemed to be beneficially owned by Mr. Holcomb, and the beneficial ownership of which is expressly disclaimed by the Reporting Persons.  The Common Units owned of record by the four trusts and Ikes Fork in the aggregate represent 4.5% of the outstanding Common Units (percentage based on the denominator of 109,812,408 Common Units, calculated by adding (i) 106,027,836 Common Units outstanding as set forth in the Partnership’s Quarterly Report on Form 10-Q filed on November 7, 2012 and (ii) 3,784,572 Common Units issued on January 23, 2013 pursuant to the Unit Purchase Agreement).  In addition, John Dickinson, who is a CRDC Officer, is the sole manager of Munsen, LLC (“Munsen”), which is the owner of record of 412,614 Common Units, which may be deemed to be beneficially owned by Mr. Dickinson.  Mr. Dickinson is also a trustee of a trust that is the owner of record of approximately 2,800 Common Units, which may be deemed to be beneficially owned by Mr. Dickinson.  The beneficial ownership of such Common Units which may be deemed to be beneficially owned by Mr. Dickinson is expressly disclaimed by the Reporting Persons.  The Common Units owned of record by Munsen and the trust of which Mr. Dickinson is a trustee in the aggregate represent 0.4% of the outstanding Common Units (percentage based on the denominator of 109,812,408 Common Units, calculated by adding (i) 106,027,836 Common Units outstanding as set forth in the Partnership’s Quarterly Report on Form 10-Q filed on November 7, 2012 and (ii) 3,784,572 Common Units issued on January 23, 2013 pursuant to the Unit Purchase Agreement).

(b)           The number of Common Units as to which there is sole or shared power to vote or to direct the vote or sole or shared power to dispose or direct the disposition for each Reporting Persons is set forth in Item 5(a) of this Schedule 13D and on the cover pages of this Schedule 13D, and such information is incorporated herein by reference.

(c)           As described in further detail in Item 3 of this Schedule 13D, on January 2, 2013, Adena effected an in-kind distribution of 10,596,917 Common Units held of record by Adena to its sole member, Foresight, for no additional consideration.  Foresight immediately thereafter effected an in-kind distribution of the 10,596,917 Common Units to its direct and indirect owners and certain of their affiliates, for no additional consideration, including the distribution of 2,881,654 Common Units to Cline, for no additional consideration.

On January 23, 2013, Cutlass entered into the Unit Purchase Agreement, pursuant to which Cutlass purchased 756,914 Common Units for an aggregate purchase price of $15,000,000.

(d)           Not applicable.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The responses to Item 2 and Item 3 are incorporated herein by reference.

Common Unit Purchase Agreement

Pursuant to the Unit Purchase Agreement, Cutlass agreed to purchase from the Partnership, and the Partnership agreed to issue and sell to Cutlass, 756,914 Common Units for an aggregate purchase price of $15,000,000.

Registration Rights Agreement

Pursuant to the Unit Purchase Agreement, on January 23, 2012, each of the purchasers under the Unit Purchase Agreement, including Cutlass, entered into a registration rights agreement (the “Registration Rights Agreement”) with the Partnership.  The Registration Rights Agreement provides that the Partnership will prepare and file a registration statement for the public resale of the Common Units sold pursuant to the Unit Purchase Agreement, including the 756,914 Common Units purchased by Cutlass pursuant to the Unit Purchase Agreement (collectively, the “Registrable Securities”), no later than April 23, 2013, and use its commercially reasonable efforts to cause the registration statement to be declared effective no later than July 22, 2013.  The Partnership has agreed to use its commercially reasonable efforts to cause the registration statement to be effective, supplemented and amended to the extent necessary to ensure that it is available for the resale of all registrable securities until the date when all Registrable Securities covered by such registration statement have been disposed of by each purchaser or may be disposed of by each purchaser without restriction.

The Registration Rights Agreement contains customary indemnification provisions, under which the Partnership is obligated to indemnify the purchasers, including Cutlass and its affiliates, in the event such purchaser or its affiliates incurs losses that arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement contemplated by the Registration Rights Agreement, any preliminary prospectus, prospectus supplement, free writing prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, other than with respect to Securityholder Information (as defined below).  The purchasers, including Cutlass have agreed to indemnify the Partnership to the same extent as the foregoing indemnity from the Partnership to the purchasers, solely with respect to information regarding such purchaser furnished in writing by or on behalf of such purchaser for inclusion in the relevant filing (the “Securityholder Information”), subject to a maximum amount equal to the dollar amount of the proceeds received by such purchaser from the sale of the securities giving rise to such indemnification.

The Registration Rights Agreement is included as Exhibit 4.1 to the Partnership’s Current Report on Form 8-K, filed on January 25, 2013, and incorporated herein by reference, and any description thereof is qualified in its entirety by reference thereto.

Restricted Business Contribution Agreement

Cline, Foresight and Adena (collectively, the “Cline Entities”) and the Partnership, NRP (GP) LP, the general partner of the Partnership (the “General Partner”), GP Natural Resource Partners LLC, the general partner of the General Partner (“Managing General Partner”) and NRP (Operating) LLC, a wholly owned subsidiary of the Partnership (“Operating”) (collectively, the “Partnership Entities,” and together with the Cline Entities, the “Parties”) are parties to a Restricted Business Contribution Agreement (the “Restricted Business Contribution Agreement”). Pursuant to the terms of the Restricted Business Contribution Agreement, the Cline Entities and their affiliates are obligated to offer to the Partnership Entities any business owned, operated or invested in by the Cline Entities, subject to certain exceptions, that either (a) owns, leases or invests in hard minerals (a “Hard Mineral Business”) or (b) owns, operates, leases or invests in certain transportation infrastructure relating to future mine developments by the Cline Entities in Illinois. In addition, the Parties created an area of mutual interest (the “AMI”) encompassing the properties to be acquired by the Partnership pursuant to the Contribution Agreement and the Second Contribution Agreement. During the applicable term of the Restricted Business Contribution Agreement, the Cline Entities will be obligated to contribute any coal reserves held or acquired by the Cline Entities or their affiliates within the AMI to an affiliate of the Partnership at no cost to the Partnership. In connection with the offer of a Hard Mineral Business by the Cline Entities to the Partnership Entities, the Parties will negotiate and agree upon an area of mutual interest around such Hard Mineral Business, which will supplement and become a part of the AMI.

The Restricted Business Contribution Agreement is included as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K, filed on January 4, 2007, and incorporated herein by reference and any description thereof is qualified in its entirety by reference thereto.

Investor Rights Agreement

The General Partner, the Managing General Partner, Robertson Coal Management, LLC, the sole member of the Managing General Partner (“RCM”), and Adena are parties to an Investor Rights Agreement (the “Investor Rights Agreement”) pursuant to which Adena has been granted certain management rights. Specifically, Adena has the right to name two directors (one of which will be independent) to the board of directors of the Managing General Partner so long as Adena beneficially owns either 5% of the Partnership’s limited partnership interest or 5% of the General Partner’s limited partnership interest and so long as certain rights under the Managing General Partner’s limited liability company agreement have not been exercised by Adena or RCM.  Adena beneficially owns 31% of the General Partner’s limited partnership interest and current members of the Managing General Partner’s board of directors named by Adena are Matther Fifield and Leo A. Vecellio, Jr.

The Investor Rights Agreement is included as Exhibit 10.2 to the Partnership’s Current Report on Form 8-K, filed on January 4, 2007, and incorporated herein by reference and any description thereof is qualified in its entirety by reference thereto.

Item 7.    Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement.

Exhibit B Common Unit Purchase Agreement, dated as of January 23, 2013, by and among Natural Resource Partners L.P. and the Purchasers named on Schedule A thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Natural Resource Partners L.P. on January 25, 2013).

Exhibit C Registration Rights Agreement, dated as of January 13, 2013, by and among Natural Resource Partners L.P. and the Investors Named on Schedule A thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Natural Resource Partners L.P. on January 25, 2013).

Exhibit D Restricted Business Contribution Agreement, dated January 4, 2007, by and among Christopher Cline, Foresight Reserves LP, Adena Minerals, LLC, GP Natural Resource Partners LLC, NRP (GP) LP, Natural Resource Partners L.P. and NRP (Operating) LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Natural Resource Partners L.P. on January 4, 2007).

Exhibit E Investor Rights Agreement, dated January 4, 2007, by and among NRP (GP) LP, GP Natural Resource Partners LLC, Robertson Coal Management and Adena Minerals, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Natural Resource Partners L.P. on January 4, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 1, 2013

Christopher Cline /s/ Christopher Cline
Cline Resource and Development Company
By: /s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person
Insight Resources, LLC
By: Cline Resource and Development Company, its Managing Member
By: /s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person
Cutlass Collieries LLC
By: Insight Resources, LLC, its Managing Member
By: Cline Resource and Development Company, its Managing Member
By: /s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Units of Natural Resource Partners L.P., a Delaware limited partnership, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 1st  day of February, 2013.

Christopher Cline /s/ Christopher Cline
Cline Resource and Development Company
By: /s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person
Insight Resources, LLC
By: Cline Resource and Development Company, its Managing Member

By: /s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person
Cutlass Collieries LLC
By: Insight Resources, LLC, its Managing Member
By: Cline Resource and Development Company, its Managing Member
By:/s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person